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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47290

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mutual of Omaha Investor Services, Inc.


RECD S.E.C.
JUN 26 2003
511

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Mutual of Omaha Plaza
(No. and Street)

Omaha	Nebraska	68175-1020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Bluvas (402) 351-5770
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*


JUN 30 2003
THOMSON
FINANCIAL

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

First National Tower, 1601 Dodge Street, Suite 3100	Omaha	Nebraska	68102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MUTUAL OF OMAHA INVESTOR SERVICES, INC.

TABLE OF CONTENTS

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, Nebraska 68102-9706

Tel: (402) 346-7788
Fax: (402) 342-1820
www.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors
Mutual of Omaha Investor Services, Inc.
Omaha, Nebraska

We have audited the accompanying statements of financial condition of Mutual of Omaha Investor Services, Inc. (the Company), a wholly-owned subsidiary of Mutual of Omaha Holdings, Inc., as of December 31, 2002 and 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such statements of financial condition present fairly, in all material respects, the financial condition of Mutual of Omaha Investor Services, Inc. as of December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 21, 2003

MUTUAL OF OMAHA INVESTOR SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

ASSETS	**2002**	**2001**
Cash and cash equivalents	$ 1,322,567	$ 706,917
Receivables:		
Dealer concessions	216,838	269,563
Service fees	631,519	792,577
Other	351,055	649,149
Other assets	127,891	91,767
	$2,649,870	$2,509,973
LIABILITIES AND STOCKHOLDER'S EQUITY		
Payable to affiliate	$ 90,271	$ 66,442
Accrued expenses and other liabilities	173,995	103,887
Accrued commissions and other compensation	464,982	523,949
Total liabilities	729,248	694,278
Commitments and contingencies		
Stockholder's equity:		
Common stock, $1 par value, 10,000 shares authorized, issued and outstanding	10,000	10,000
Paid in capital	990,000	990,000
Retained earnings	920,622	815,695
Total stockholder's equity	1,920,622	1,815,695
	$2,649,870	$2,509,973

The accompanying notes are an integral part of the statements of financial condition.

MUTUAL OF OMAHA INVESTOR SERVICES, INC.

NOTES TO STATEMENTS OF FINANCIAL CONDITION AS OF DECEMBER 31, 2002 AND 2001

1. NATURE OF OPERATIONS

The Company is a registered securities broker-dealer organized in 1993 and is a wholly-owned subsidiary of Mutual of Omaha Holdings, Inc., which is a wholly-owned subsidiary of Mutual of Omaha Insurance Company (Mutual). The Company is engaged principally in providing financial services to consumers directly through Mutual's agency sales force. The Company has a sales and dealer agreement with Pioneer Funds Distributor, Inc., a subsidiary of the Pioneer Group, Inc. The Company is also the principal underwriter for variable products registered by Mutual subsidiaries, United of Omaha Life Insurance Company (United), and Companion Life Insurance Company (Companion). The Company operates on a fully-disclosed basis and executed and cleared trades through an affiliated broker-dealer, Kirkpatrick, Pettis, Smith, Polian, Inc. (KPSP) of Omaha, Nebraska until October 21, 2002. After October 21, 2002, the Company executed and cleared trades through Legent Clearing Corp., an unaffiliated broker-dealer, of Omaha, Nebraska. Therefore, the Company is exempt from the provisions of Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes – Deferred tax liabilities and assets are determined based on the differences between financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Cash Equivalents – For purposes of the statement of cash flows, the Company considers certificates of deposit and money market mutual funds to be cash equivalents. Total money market mutual funds at December 31, 2002 and 2001 are as follows:

	2002	2001
Money market mutual funds	$ 1,317,321	$ 875,912

Reclassifications – Certain reclassifications have been made to the 2001 statements of financial condition in order to conform with the classifications used in 2002.

Liabilities Subordinated to Claims of General Creditors – There were no borrowings under subordination agreements as of December 31, 2002 and 2001.

3. REGULATORY REQUIREMENTS

The Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits a registered broker-dealer from engaging in securities transactions at a time when its ratio of "aggregate indebtedness" to its "net capital", as those terms are defined by the rule, exceeds 15 to 1 if net capital is less than the minimum required net capital as calculated. At December 31, 2002 and 2001, the Company's net capital, as defined, was $639,499 and $223,193, and its required net capital was $48,616 and $46,285 based on aggregate indebtedness of $729,248 and $694,278, respectively.

4. EMPLOYEE BENEFIT PLANS

The Company participates with Mutual and certain subsidiaries (collectively referred to as "the Companies") in a noncontributory defined benefit plan covering all United States employees meeting certain minimum requirements. Retirement benefits are based upon years of credited service and final average earnings history.

The Companies also provide certain postretirement medical and life insurance benefits to employees hired before January 1, 1995. Benefits are based upon hire date, age and years of service. The Companies use the accrual method of accounting for postretirement benefits.

	Pension Benefits December 31, (in thousands)		Other Benefits December 31, (in thousands)	
	2002	2001	2002	2001
Projected benefit obligation at end of year	$621,120	$584,589	$ 143,506	$ 125,079
Fair value of plan assets at end of year	484,761	507,329	24,865	19,406
Under funded	(136,359)	(77,260)	(118,641)	(105,673)
Unrecognized prior service costs	(88,005)	(22,415)	(11,024)	(12,026)
Unrecognized net actuarial (gain) loss	301,017	173,206	16,042	842
Unrecognized net assets at transition	19	39	-	-
Prepaid (accrued) benefit cost	$ 76,672	$ 73,570	$ (113,623)	$ (116,857)

In accordance with the provisions of SFAS No. 87, *Employers' Accounting for Pensions*, the Companies have recorded a required minimum liability of $171,734,000 at December 31, 2002. A minimum pension liabiilty is required when the actuarial present value of accumulated benefits exceeds the fair value of plan assets and prepaid benefit cost.

	Pension Benefits		Other Benefits	
	2002	2001	2002	2001
Discount rate	6.75 %	7.50 %	6.75 %	7.50 %
Rate of increase in compensation levels	5.00 %	5.00 %	N/A	N/A
Expected long-term rate of return on plan assets	9.00 %	9.00 %	6.75 %	6.75 %
Health care cost trend rate	N/A	N/A	5.00 %	5.00 %

The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rate by one percentage point in each year would increase the Companies' postretirement benefit obligation as of December 31, 2002 by approximately $15,400,000. Decreasing the assumed health care cost trend rate by one percentage point in each year would decrease the Companies' postretirement benefit obligation as of December 31, 2002 by approximately $12,700,000.

Plan assets for the defined benefit plan include United of Omaha Life Insurance Company ("United") (an affiliated company) guaranteed investment contracts of $319,679,000 and $311,541,000 at December 31, 2002 and 2001, respectively. Plan assets for the postretirement benefits plan are invested in a United investment contract.

5. INCOME TAXES

The Company files consolidated federal and state income tax returns with Mutual and certain other of its subsidiaries. The Company has a tax-sharing agreement whereby it pays to Mutual an amount equal to the federal income tax expense which the Company would have incurred had it filed a separate return.

As of December 31, 2002 and 2001, there were no material differences between financial statement and tax basis of assets and liabilities requiring the recognition of deferred tax assets or liabilities.

6. CONTINGENCIES

The Company is involved in various legal actions arising from the normal conduct of business. Management believes that the outcome of these proceedings will not have a material effect on the financial condition of the Company.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
Mutual of Omaha Investor Services, Inc.
Omaha, Nebraska

In planning and performing our audits of the statements of financial condition of Mutual of Omaha Investor Services, Inc. (the Company) at December 31, 2002 and 2001, (on which we have issued our report dated February 21, 2003) we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the statements of financial condition and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Omaha, Nebraska
February 21, 2003